Exhibit 12.2
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Millions)	2003	2002	2001	2000	1999
EARNINGS
Earnings on common stock	$78.9	$83.1	$80.6	$70.4	$67.1
Federal and state income taxes	45.7	46.8	43.9	40.1	38.0

Net pretax income	124.6	129.9	124.5	110.5	105.1
Income/loss from less than 50% equity investees	6.0	6.6	6.3	0.0	0.0
Distributed earnings of less than 50% equity investees	4.3	5.4	3.3	0.0	0.0

Fixed charges	38.8	41.2	39.3	37.7	33.6

Subtract
Preferred dividend requirement	4.8	4.8	4.7	4.8	4.8

Total earnings as defined	$156.9	$165.1	$156.1	$143.4	$133.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$27.8	27.2	$24.1	$21.6	$21.9
Other interest	4.9	7.9	9.2	10.1	5.6
Interest factor applicable to rentals	1.3	1.3	1.3	1.2	1.3

Fixed charges before preferred dividend requirement	$34.0	$36.4	$34.6	$32.9	$28.8

Ratio of earnings to fixed charges	4.6	4.5	4.5	4.4	4.6

Preferred dividends (grossed up) (see below)	$4.8	$4.8	$4.7	$4.8	$4.8

Total fixed charges including preferred dividends	$38.8	$41.2	$39.3	$37.7	$33.6

Ratio of earnings to fixed charges and preferred dividends	4.0	4.0	4.0	3.8	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	35.6%	35.0%	34.4%	35.3%	35.2%

Preferred dividends (grossed up)	$4.8	$4.8	$4.7	$4.8	$4.8